

Mail Stop 7010

June 20, 2006

Richard Sterrett
Chief Financial Officer
Western Plains Energy, LLC
3022 County Road, 18
Oakley, KS 67748

> **Re: Western Plains Energy, LLC**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Forms 10-Q for Periods Ended December 31, 2005 and March 31, 2006**
> **File No. 0-50714**

Dear Mr. Sterrett:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended September 30, 2005

Controls and Procedures, page 23

1. We note your officers concluded that your disclosure controls and procedures were effective "in timely alerting them to the requirements to be included in our periodic filing with the SEC." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to (1) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded,

processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (2) to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Statements of Income, page F-3

2. Your presentation of proforma statements of operations data appears to be a non-GAAP financial measure and should not be presented on the face of your statement of income or in the notes to your financial statements. See Item 10(h)(ii)(C) of Regulation S-B. Similar requirements are contained in Item 10 of Regulation S-K now that you file under those regulations. If you decide to disclose similar information in other sections of your filings, please tell us and disclose the following information in these filings:
   - A statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to members regarding your financial condition and results of operations, and
   - A statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure.

Statements of Cash Flows, page F-5

3. Revise future filings to reflect distributions to members as a financing activity in accordance with SFAS 95 paragraph 20(a).

Exhibit 31

4. Revise your certifications to conform wording to the language provided in Item 601 (31) of Regulation S-B.

Forms 10-Q for Periods Ended December 31, 2005 and March 31, 2006

Statements of Cash Flows, page F-4

5. Provide supplementally and disclose in future filings the reconciliation from net income to net cash flow from operating activities in accordance with SFAS 95 paragraph 28.

Exhibit 31

6.   Revise your certifications to conform wording to the language provided in Item 601 (31) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief